Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF

INSURANCE COMPANY NOTE

(SECOND QUARTER OF 2018)

1.	BASIC INFORMATION

(1)	Basic Information of the Company

Name of the Company in Chinese:

Name of the Company in English:	China Life Insurance Company Limited

Legal Representative:	Yang Mingsheng

Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China

Business Scope:	Life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sale of securities investment funds; other businesses approved by the national insurance regulatory departments.

Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

Notes: 1.

This summary of solvency quarterly report is prepared in accordance with the “Regulatory Rules of Solvency of Insurance Companies (No. 1-17)” issued by the former China Insurance Regulatory Commission (the “Former CIRC”).

2.

According to the “Plan for Institutional Reform of the State Council” voted and passed at the first meeting of the 13th National People’s Congress of the PRC, the China Banking and Insurance Regulatory Commission (the “CBIRC”) has been formed through the consolidation of the duties and responsibilities of both the China Banking Regulatory Commission and the China Insurance Regulatory Commission, and such two commissions will no longer exist. The CBIRC has officially been put into operation since April 8, 2018.

(2)	Shareholding Structure, Shareholders and Their Changes

1)	Shareholding Structure

Unit: Ten thousand shares or RMB ten thousand

Category	At the beginning of the period		Changes in the number of shares or shareholding percentage during the period				At the end of the period
	Shares or capital contribution	Percentage (%)	Capital injection by shareholders	Capital reserve transfer or distribution of dividend	Equity transfer	Sub-total	Shares or capital contribution	Percentage (%)
RMB ordinary shares	2,082,353	73.67	—	—	—	—	2,082,353	73.67
Overseas listed foreign shares	744,118	26.33	—	—	—	—	744,118	26.33
Total	2,826,471	100.00	—	—	—	—	2,826,471	100.00

Note:

Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in its annual report.

2)	Effective Controller

The effective controller of the Company is the Ministry of Finance of the PRC. The equity and controlling relationship between the Company and its effective controller is set out below:

3)	Top Ten Shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period)

Unit: Ten thousand shares or RMB ten thousand

Name of shareholder	Type of shares	Changes in the number of shares held by the shareholder or the amount of capital contribution during the period	Number of shares held by the shareholder or the amount of capital contribution as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned shares	0	1,932,353	68.37%	0
HKSCC Nominees Limited	Foreign shares	11	732,169	25.90%	0
China Securities Finance Corporation Limited	State-owned shares	3,960	66,805	2.36%	0
Central Huijin Asset Management Limited	State-owned shares	0	11,972	0.42%	0
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0	5,081	0.18%	0
Hong Kong Securities Clearing Company Limited	Foreign shares	703	2,398	0.08%	0
China International Television Corporation	State-owned shares	0	1,845	0.07%	0
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0	1,502	0.05%	0
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	73	1,258	0.04%	0
China National Nuclear Corporation	State-owned shares	0	1,240	0.04%	0
Total		4,747	2,756,623	97.51%	0

Note:

The figures shown in the columns of “Changes in the number of shares held by the shareholder or the amount of capital contribution during the period” and “Number of shares held by the shareholder or the amount of capital contribution as at the end of the period” in this table refer to number of shares held (Unit: Ten thousand shares).

Details of shareholders

1.  HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. Since the relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.  China International Television Corporation and China National Nuclear Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of the A Shares of the Company in December 2006. The trading restriction period of their shares from the strategic placement was from January 9, 2007 to January 9, 2008.

3.  Industrial and Commercial Bank of China Limited is the fund depositary of Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund, and the asset trustee of China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan. Save for the above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

(3)	Subsidiaries, Joint Ventures and Associated Corporations

Unit: Ten thousand shares or RMB ten thousand

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
1	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	158,600	158,600	0	100.00%	100.00%	0.00%
2	China Life Pension Company Limited	Subsidiary	240,518	240,518	0	70.74%	70.74%	0.00%
3	China Life Asset Management Company Limited	Subsidiary	240,000	240,000	0	60.00%	60.00%	0.00%
4	Shanghai Rui Chong Investment Co., Limited	Subsidiary	680,000	680,000	0	100.00%	100.00%	0.00%
5	Golden Phoenix Tree Limited	Subsidiary	0	12	12	100.00%	100.00%	0.00%
6	New Aldgate Limited	Subsidiary	116,813	116,813	0	100.00%	100.00%	0.00%
7	CL Hotel Investor, L.P.	Subsidiary	0	0	0	100.00%	100.00%	0.00%
8	Glorious Fortune Forever Limited	Subsidiary	0	0	0	100.00%	100.00%	0.00%
9	Fortune Bamboo Limited	Subsidiary	217,600	217,600	0	100.00%	100.00%	0.00%
10	Golden Bamboo Limited	Subsidiary	173,400	173,400	0	100.00%	100.00%	0.00%
11	Sunny Bamboo Limited	Subsidiary	163,200	163,200	0	100.00%	100.00%	0.00%
12	China Life (Beijing) Health Management Company Limited	Subsidiary	173,000	173,000	0	100.00%	100.00%	0.00%
13	Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	Subsidiary	325,000	325,000	0	99.997%	99.997%	0.00%
14	Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	Subsidiary	168,000	168,000	0	99.98%	99.98%	0.00%
15	Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	Subsidiary	60,600	60,600	0	99.98%	99.98%	0.00%
16	Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	Subsidiary	60,600	60,600	0	99.98%	99.98%	0.00%

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
17	Shanghai Wansheng Industry Partnership (Limited Partnership)	Subsidiary	390,000	390,000	0	99.998%	99.98%	-0.018%
18	Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	Subsidiary	39,905	39,905	0	99.98%	99.98%	0.00%
19	Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	Subsidiary	39,905	39,905	0	99.98%	99.98%	0.00%
20	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	25,000	25,000	0	13.09%	13.09%	0.00%
21	China Life Property and Casualty Insurance Company Limited	Associated corporation	600,000	600,000	0	40.00%	40.00%	0.00%
22	China Guangfa Bank Co., Ltd.	Associated corporation	672,876	672,876	0	43.69%	43.69%	0.00%
23	COFCO Futures Company Limited	Associated corporation	29,617	29,617	0	35.00%	35.00%	0.00%
24	Sino-Ocean Group Holding Limited	Associated corporation	225,346	225,346	0	29.79%	29.59%	-0.20%
25	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	19,200	19,200	0	23.08%	23.08%	0.00%
26	GLP U.S. Income Partners II	Associated corporation	322,925	322,925	0	25.25%	25.25%	0.00%
27	Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	Associated corporation	2,000,000	2,000,000	0	43.86%	43.86%	0.00%
28	China United Network Communications Limited	Associated corporation	2,182,959	2,182,959	0	10.56%	10.29%	-0.27%
29	GLP Guoyi (Zhuhai) Acquisitions Fund (Limited Partnership)	Associated corporation	168,500	197,188	28,688	81.63%	81.63%	0.00%
30	China Life (Sanya) Health Investments Co., Ltd.	Joint venture	30,600	30,600	0	51.00%	51.00%	0.00%
31	RXR 1285 Holdings JV LLC	Joint venture	158,536	158,536	0	51.55%	51.55%	0.00%

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
32	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	Joint venture	589,994	1,039,994	450,000	49.9999%	49.9999%	0.00%
33	China Life Haikong (Hainan) Healthy Investment Co., Ltd.	Joint venture	10,200	10,200	0	51.00%	51.00%	0.00%

Note:	The figures shown in the “Number of shares held or cost” column under items numbered 1, 4-20 and 25-33 in this table refer to the amount of investment cost (Unit: RMB ten thousand).

(4)	Basic Information of the Directors, Supervisors and Senior Management

1)	Basic Information of the Directors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Yang Mingsheng	August 1955	Master’s degree in Economics	Since May 22, 2012	Chairman, Executive Director	Bao Jian Shou Xian (2012) No. 644

Chairman of China Life Insurance (Group) Company

Chairman of China Life Property and Casualty Insurance Company Limited

Chairman of China Life Insurance (Overseas) Company Limited

Chairman of China Life Asset Management Company Limited

Chairman of China Guangfa Bank Co., Ltd.

Mr. Yang became an Executive Director and the Chairman of the Company in May 2012. He has been the Chairman of China Life Insurance (Group) Company since March 2012, the Chairman of China Life Property and Casualty Insurance Company Limited since March 2012, the Chairman of China Life Insurance (Overseas) Company Limited since January 2013, the Chairman of China Life Asset Management Company Limited since December 2013, and the Chairman of China Guangfa Bank Co., Ltd. since September 2016. He acted as the Vice Chairman of the Former CIRC from 2007 to 2012.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Lin Dairen	June 1958	Bachelor’s degree in Medicine	Since October 27, 2008	Executive Director	Bao Jian Shou Xian (2008) No.1194

Non-executive Director of China Life Property and Casualty Insurance Company Limited

Non-executive Director of China Life Pension Company Limited

Non-executive Director of China Life Asset Management Company Limited

Chairman of the China Life Foundation

Vice Chairman of the Insurance Society of China

Vice Chairman of the Insurance Association of China

Deputy Director of the Life Insurance Committee of the Insurance Association of China

Non-executive Director of China Insurance Security Fund Co., Ltd.

Director of the Insurance Institutional Investors
Professional Committee of the Insurance Asset Management Association of China

Mr. Lin became an Executive Director of the Company in October 2008. He was appointed as the President of the Company by the Board in March 2014 and concurrently serves as a Non- executive Director of China Life Property and Casualty Insurance Company Limited, China Life Pension Company Limited and China Life Asset Management Company Limited. He served as the Vice President of the Company from 2003 to March 2014, and an Executive Director and the President of China Life Pension Company Limited from November 2006 to March 2014.
Xu Hengping	November 1958	Hunan University, majoring in Finance	Since July 11, 2015	Executive Director	Bao Jian Xu Ke (2015) No. 718		Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014, and the Chief Operating Officer of the Company since August 2010.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Xu Haifeng	May 1959	Master’s degree in Business Administration	Since July 11, 2015	Executive Director	Bao Jian Xu Ke (2015) No. 718	Non-executive Director of China Life Asset Management Company Limited

Mr. Xu became an Executive Director of the Company in July 2015. He has been a Non-executive Director of China Life Asset Management Company Limited since September 2015, and the Vice President of the Company since November 2014. Mr. Xu served as the

Business Controller of the Company from February 2014 to November

2014, and concurrently served as the General Manager of Hebei Branch of the Company.

Yuan Changqing	September 1961	Master’s degree in Business Administration	Since February 11, 2018	Non- executive Director	Bao Jian Xu Ke (2018) No.196

Vice Chairman and President of China Life Insurance (Group) Company

Director of China Life Asset Management Company Limited

Chairman of China Life Pension Company Limited

Director of China Shimao Investment Company Limited

Director of China World Trade Center Limited

Mr. Yuan became a Non-executive Director of the Company in February 2018. He is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the Chairman of Everbright Securities Company Limited.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Liu Huimin	June 1965	Doctorate degree in Law	Since July 31, 2017	Non- executive Director	Bao Jian Xu Ke (2017) No. 897

Vice President of China Life Insurance (Group) Company

Vice Chairman of the Insurance Society of China

Executive Director of The China Center for Insurance and Social Security Research, Peking University (CCISSR)

Mr. Liu became a Non-executive Director of the Company in July 2017. He served as the Vice President of China Life Insurance (Group) Company from September 2013.
Yin Zhaojun	July 1965	Master’s degree in Public Administration	Since July 31, 2017	Non- executive Director	Bao Jian Xu Ke (2017) No. 897

Vice President of China Life Insurance (Group) Company

Chairman of China Life Investment Holding Company Limited

Director of China United Network Communications Limited

Chairman of China Insurance Building Co., Ltd.

Mr. Yin became a Non-executive Director of the Company in July 2017. He served as the Vice President of China Life Insurance (Group) Company from October 2016. He successively served as the President of Shanxi Branch, Hebei Branch and Beijing Branch of Bank of Communications since 2011.

Chang Tso Tung Stephen	November 1948	Bachelor’s degree in Science	Since October 20, 2014	Independent Director	Bao Jian Xu Ke (2014) No. 864

Independent Non-executive Director of Kerry Properties Limited

Independent Non-executive Director of China Cinda Asset Management Co., Ltd.

Independent Non-executive Director of Hua Hong Semiconductor Limited

Mr. Chang became an Independent Director of the Company in October 2014.
Robinson Drake Pike	October 1951	Master’s degree in Economics	Since July 11, 2015	Independent Director	Bao Jian Xu Ke (2015) No. 718

Mr. Pike became an Independent Director of the Company in July 2015. He served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Tang Xin	September 1971	Doctorate degree in Law	Since March 7, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 150

Member of the Listing Committee of the Shanghai Stock Exchange

Chairman of the Independent Director Committee of the Listed Companies Association of the PRC

Independent Director of Harvest Fund Management Co., Ltd.

Independent Director of GF Securities Co., Ltd.

Independent Director of Suzhou Oriza Holdings Co., Ltd.

Mr. Tang became an Independent Director of the Company in March 2016. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015.
Leung Oi- Sie Elsie	April 1939	Master’s degree in Law	Since July 20, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 717

Consultant of Iu, Lai & Li Solicitors & Notaries

Consultant of Fok Ying Tung Ming Yuan Development Company Limited

Independent Non-executive Director of United Company RUSAL Plc

Independent Non-executive Director of China Resources Power Holdings Company Limited

Independent Non-executive Director of PetroChina Company Limited

Ms. Leung became an Independent Director of the Company in July 2016. She has been an Independent Non- executive Director of United Company RUSAL Plc since December 2009, and an Independent Non-executive Director of China Resources Power Holdings Company Limited since April 2010. She served as an Independent Non-executive Director of Beijing Tong Ren Tang Chinese Medicine Company Limited from May 2013 to September 2017. She has been an Independent Non-executive Director of PetroChina Company Limited since June 2017.

2)	Basic Information of the Supervisors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Shi Xiangming	November 1959	Bachelor’s degree in Science	Since May 25, 2009	Supervisor	Bao Jian Shou Xian (2012) No. 870		Mr. Shi has been a Supervisor of the Company since May 2009, and has been the General Manager of the Supervisory Department of the Company since September 2008.
Luo Zhaohui	March 1974	PhD in Finance	Since February 11, 2018	Supervisor	Bao Jian Xu Ke (2018) No. 196	Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company

Mr. Luo became a Supervisor of the Company in February 2018. He was appointed as an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in August 2013. He was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from November 2013 to October 2015, and was then appointed as the

Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in July 2016.

Song Ping	June 1964	Bachelor’s degree in Arts	Since March 15, 2018	Employee Representative Supervisor	Bao Jian Xu Ke (2018) No. 331

Mr. Song became a Supervisor of the Company in March 2018. He has been the General Manager of the Administration Office of the Company since January 2017. From 2006 to 2017, he successively served as an Assistant to the General Manager of the Development and

Reform Department, an Assistant to the General Manager of Beijing Branch, the Deputy General Manager of the Legal and Compliance Department, the Deputy General Manager of the Human Resources Department, and the General

Manager of the E-Commence Department of the Company.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Huang Xin	February 1974	Bachelor’s degree in Economics	Since June 20, 2018	Employee Representative Supervisor	Yin Bao Jian Xu Ke (2018) No. 417	Vice Minister of Continuing Education Department of Human Resource Special Committee of Insurance Association of China

Mr. Huang became the General Manager of the Human Resource Department of the Company since March 2018. He served as the Vice General Manager of the Human Resource Department of the Company from August 2014 to March 2018. From December 2010 to August 2014, he successively served as an Assistant to the General Manager and the Deputy General Manager of the Human Resource Department of China Life Insurance (Group) Company. He was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from February 2011 to February 2013.

3)	Basic Information of the Senior Management of the Head Office

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Li Mingguang	July 1969	Master’s degree in Economics, EMBA for the senior management	As Board Secretary since June 2017, as Vice President since November 2014 and as Chief Actuary since March 2012	Vice President, Board Secretary, Chief Actuary	Bao Jian Xu Ke (2014) No. 918 Bao Jian Xu Ke (2017) No. 664 Bao Jian Shou Xian (2012) No. 187

Special Executive Director of the Insurance Institute of China

Executive Director of the China Association of Actuaries

Chief Actuary of China Life Pension Company Limited

Member of China National Master of Insurance Education Supervisory Committee

Mr. Li became the Board Secretary of the Company in June 2017, the Vice President of the Company in November 2014 and the Chief Actuary of the Company in March 2012. Mr. Li joined the Company in 1996 and successively served as the Deputy Director, the Director, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department.

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Zhao Lijun	July 1963	EMBA for the senior management	As Financial Controller since November 2016, and as Vice President since July 2016	Vice President, Financial Controller	Bao Jian Xu Ke (2016) No. 717 Bao Jian Xu Ke (2016) No. 1148

Director of China Life Asset Management Company Limited

Director of China Life Franklin Asset Management Company Limited

Director of Sino-Ocean Group Holding Limited

Director of Chongqing International Trust Inc.

Director of China Guangfa Bank Co., Ltd.

Mr. Zhao has been the Financial Controller of the Company since November 2016. He became the Vice President of the Company in July 2016. He served as the Chief Financial Officer and the General Manager of the Finance Department of China Life Insurance (Group) Company from May 2014 to April 2016. He successively served as the Deputy General Manager (responsible for daily operation) and the General Manager of the Data Center of the Company from 2012 to 2014. From 2003 to 2012, he successively served as an Assistant to the General Manager and the General Manager of the Finance Department of the Company, the Deputy General Manager of Shandong Branch of the Company, and the General Manager of the Legal and Compliance Department.

Xiao Jianyou	September 1968	Double Bachelor’s degrees in Medicine and Law	October 2016	Vice President	Bao Jian Xu Ke (2015) No. 757	Non-executive Director of China Life Property and Casualty Insurance Company Limited Director of China Life Insurance Sales Company Limited

Mr. Xiao became the Vice President of the Company in October 2016. He has been an Assistant to the President of the Company since July 2015. He has been a Non-executive Director of China Life Property and Casualty Insurance Company Limited since September 2015. He has been the General Manager of the Company’s Jiangsu Branch since January 2014. From April 2013 to January 2014, he was the Deputy General Manager (responsible for daily operation) of the Company’s Jiangsu Branch. From 2006 to 2013, he successively served as the Deputy General Manager, an Assistant to the General Manager and the Marketing Director of Jiangsu Branch, and the General Manager and the Deputy General Manager of Taizhou Branch in Jiangsu Province.

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Zhao Peng	April 1972	Double Master’s degrees in Business Administration and Economics	March 2018	Vice President	Bao Jian Xu Ke (2017) No. 1202

Mr. Zhao became the Vice President of the Company in March 2018. He has been an Assistant to the President of the Company since October 2017 and the General Manager of Zhejiang Branch of the Company since January 2015. From 2014 to 2015, he had successively served as the Deputy General Manager (at the general manager level of the provincial branches) and the person-in-charge of Zhejiang Branch of the Company. From 2003 to 2014, he successively held various positions in China Life Insurance (Group) Company, including the Division Chief and an Assistant to the General Manager of the Capital Management Division of the Finance Department, an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance and Accounting Department, and the General Manager of the Finance Department.

Ruan Qi	July 1966	EMBA for the senior management	April 2018	Vice President	Yin Bao Jian Xu Ke (2018) No. 63	Guest Professor of the Beijing University of Posts and Telecommunications

Mr. Ruan became the Chief Information Technology Officer of the Company in October 2016. He has been the General Manager (at the general manager level of provincial branches) of the Information Technology Department of the Company since March 2016. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014.

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Zhan Zhong	April 1968	Bachelor’s degree in Engineering	August 2017	Marketing Director

Mr. Zhan became the Marketing Director of the Company in August 2017. He has been the General Manager (at the general manager level of provincial branches) of the Individual Insurance Division of the Company since July 2014. Mr. Zhan served as the Deputy General Manager (responsible for daily operation), and General Manager of the Company’s Qinghai Branch from 2013 to 2014. He successively served as the Deputy General Manager (responsible for daily operation) and General Manager of the Personal Insurance Division of the Company from 2009 to 2013.

Yang Hong	February 1967	EMBA for the senior management	March 2018	Operating Director

Ms. Yang became the Operation Director of the Company in March 2018.

She has been the General Manager of the Operation Service Center of the Company since January 2018. Ms. Yang successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018.

Notes:

1.

The above table sets out the basic information of the Directors, Supervisors and senior management as at the end of the reporting period of this report. It only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

2.	The changes of the Directors, Supervisors and senior management as at the disclosure date of this report:

(1)

With the approval given at the nineteenth meeting of the fifth session of the Board of Directors of the Company and the approval by the CBIRC, Mr. Ruan Qi has been appointed as the Vice President of the Company with effect from April 8, 2018.

(2)	Mr. Miao Ping has retired from the position as a Supervisor of the Company with effect from June 6, 2018.

(3)	Ms. Wang Cuifei has retired from the position as a Supervisor of the Company with effect from June 6, 2018.

(4)

As elected by the second extraordinary meeting of the second session of the employee representative meeting of the Company and as approved by the CBIRC, Mr. Huang Xin has been appointed as a Supervisor of the Company with effect from June 20, 2018.

(5)

With the approval given at the 2017 Annual General Meeting and the approval by the CBIRC, Mr. Su Hengxuan has been appointed as a Non-executive Director of the sixth session of the Board of the Company with effect from July 11, 2018.

(6)

With the approval given at the 2017 Annual General Meeting and the approval by the CBIRC, Mr. Jia Yuzeng has been appointed as a Supervisor of the Company with effect from July 11, 2018. As elected by the first meeting of the sixth session of the Board of Supervisors of the Company held on July 20, 2018, Mr. Jia Yuzeng has been appointed as the Chairman of the sixth session of the Board of Supervisors of the Company.

(7)

As approved by the twenty-fourth meeting of the fifth session of the Board of Directors of the Company and the CBIRC, Mr. Xu Chongmiao was appointed as the Compliance Officer of the Company with effect from July 17, 2018.

(8)

On August 23, 2018, the Board of Supervisors of the Company considered and approved the proposal in relation to the nomination of Mr. Tang Yong as a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors at the second meeting of the sixth session of the Board of Supervisors of the Company. Such proposal shall be submitted to the shareholders’ general meeting of the Company for consideration and approval, and the qualification of Mr. Tang Yong as a Supervisor is subject to the approval of the CBIRC.

(5)	Contact Person and Contact Information with Respect to the Public Disclosure of Solvency Information

Name of Contact Person:	He Zheng

Office Phone Number:	010-63631371

Fax Number:	010-66575722

E-mail:	c-rossinfo@e-chinalife.com

2.	KEY INDICATORS

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Core solvency surplus	45,915,427.11	46,464,368.84
Core solvency ratio	262.25%	270.82%
Comprehensive solvency surplus	45,916,559.75	46,475,106.12
Comprehensive solvency ratio	262.25%	270.86%
Gross written premiums	11,706,232.80	24,342,002.14
Net profit	404,337.57	1,311,803.06
Net asset	32,275,859.91	33,260,203.34

Note:	Gross written premiums, net profit and net asset are prepared in accordance with the China Accounting Standards for Business Enterprises.

The result of the integrated risk rating of the Company in the recent quarter (being the first quarter of 2018) was B Category.

3.	ACTUAL CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Admitted assets	300,853,662.25	294,763,216.31
Admitted liabilities	226,637,624.87	221,086,795.16
Actual capital	74,216,037.38	73,676,421.15
Core tier one capital	73,435,747.73	72,886,526.86
Core tier two capital	779,157.01	779,157.01
Supplementary tier one capital	1,132.64	10,737.28
Supplementary tier two capital	0	0

4.	MINIMUM CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Minimum capital for quantitative risk	29,101,216.13	27,971,942.04
Minimum capital for life insurance risk	6,162,300.80	5,935,003.23
Minimum capital for non-life insurance risk	508,498.61	453,767.98
Minimum capital for market risk	28,581,675.48	27,293,217.74
Minimum capital for credit risk	4,838,305.94	4,785,879.60
Quantitative risk diversification effect	6,243,507.66	6,063,006.12
Loss absorption effect of special types of insurance contracts	4,746,057.04	4,432,920.39
Minimum capital for control risk	-801,738.50	-770,627.01
Additional minimum capital	0	0
Counter-cyclical additional minimum capital	0	0
Additional minimum capital for DSII	0	0
Additional minimum capital for GSII	0	0
Other additional minimum capital	0	0
Minimum capital	28,299,477.63	27,201,315.03

5.	INTEGRATED RISK RATING

The Integrated Risk Rating (IRR), i.e. the classification regulation, is a regulatory exercise in which the CBIRC conducts a comprehensive analysis of and assessment on the inherent risks and control risks of insurance companies by using a risk-oriented approach and based on the relevant information, classifies such insurance companies into different regulatory categories according to their respective solvency risks, and adopts regulatory policies or measures in respect thereof accordingly.

The CBIRC conducts assessment on our IRR on a quarterly basis. The result of our IRR in the fourth quarter of 2017 was B Category, and the result of our IRR in the first quarter of 2018 was B Category.

6.	RISK MANAGEMENT

The CBIRC conducts assessments on the solvency risk management of insurance companies on a regular basis. Based on an unified arrangement of the Former CIRC, Beijing Bureau of the Former CIRC conducted an on-site inspection on the solvency risk management of the Company in the fourth quarter of 2016. According to the “Notice Concerning the 2016 SARMRA Assessment Results” (Cai Kuai Bu Han [2017] No. 202) issued by the Financial and Accounting Department of the Former CIRC, the Company got a score of 85.51 in the 2016 assessment on solvency risk management. In particular, the Company got a score of 18.24 in the foundation and environment of risk management, a score of 8.85 in the objectives and tools of risk management, a score of 8.98 in insurance risk management, a score of 9.22 in market risk management, a score of 8.69 in credit risk management, a score of 7.93 in operational risk management, a score of 8.94 in strategic risk management, a score of 6.53 in reputational risk management, and a score of 8.15 in liquidity risk management. According to the “CIRC Notice Concerning Issues Regarding 2017 SARMRA Assessment” (Bao Jian Cai Kuai [2017] No. 156), the Former CIRC did not conduct SARMRA assessment on the Company in 2017, and therefore, the Company continues to calculate the minimum capital for control risk based on the 2016 SARMRA assessment results.

7.	LIQUIDITY RISK

1)	Regulatory Indicators of Liquidity

Unit: RMB million

Name of Indicators	Figures of the Current Quarter
Actual net cash flows	-2,004
Comprehensive liquidity ratio	—
Comprehensive liquidity ratio within 3 months	159%
Comprehensive liquidity ratio within 1 year	2222%
Comprehensive liquidity ratio within 1-3 years	-223%
Comprehensive liquidity ratio within 3-5 years	-2908%
Comprehensive liquidity ratio beyond 5 years	26%
Overall liquidity coverage of the Company	—
Stressed scenario 1	3960%
Stressed scenario 2	4010%

Notes:

1.	Actual net cash flow refers to the net cash flow of the Company actually occurred during the reporting period;

2.	Comprehensive liquidity ratio =	Expected total cash inflow of existing assets	x 100%;

Expected total cash outflow of existing liabilities

3.

Stressed scenario 1 refers to the hypothetical scenario where the premiums from signed policies decrease by 80% as compared with the corresponding period of last year, and the surrender rate assumption is twice of that in the basic scenario (but the surrender rate does not exceed 100%);

4.	Stressed scenario 2 refers to the hypothetical scenario where the principal and interest of 20% of the fixed income investment which will become mature during the forecasting period cannot be repaid.

2)	Analysis of Liquidity Risk and Measures Addressing Such Risk

The Company has sufficient cash flows. Pursuant to the requirements of the “No. 12 Solvency Regulatory Rules for Insurance Companies: Liquidity Risk” and the relevant regulations, the Company has established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

8.	REGULATORY MEASURES ADOPTED BY REGULATORY AUTHORITIES AGAINST THE COMPANY

During the reporting period, there were no circumstances where the CBIRC had adopted any significant regulatory measures against the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, August 23, 2018

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie